December 19, 2011

Pradip Bhaumik

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: October 5, 2011 Inquiry

Ladies and Gentlemen:

On behalf of Rockwood Holdings, Inc. (the “Company”), we respond to the October 5, 2011 letter (the “SEC Letter”) from the Securities and Exchange Commission (the “Commission”) seeking information about the Company’s “past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, joint ventures, distributors, third-party sales representatives, or other direct or indirect arrangements” since the Company’s August 5, 2005 letter to the Commission.  The information herein reflects the Company’s best knowledge based on a comprehensive review of information in the Company’s possession about its business activity through its subsidiaries as well as joint ventures, distributors, third-party sales representatives, and other direct or indirect arrangements since August 5, 2005 with individuals, entities, and organizations associated with Iran and Syria.

At the outset, we note that the Company is a global specialty chemicals and advanced materials company with approximately 9,700 employees and 81 facilities in more than 23 countries.  For the year ended December 31, 2010, the Company had approximately $3.2 billion in consolidated net sales involving more than 450,000 transactions and more than 60,000 customers.  The Company’s global business has grown both organically and through acquisitions, including a large acquisition in 2004 of a group of businesses from the German company Dynamit Nobel AG.

Turning to the Commission’s information request, we understand from our discussions with the Commission that the SEC Letter was prompted by a statement on a website (“buyturkey.com”), which is operated by a third party with no affiliation to the Company and which was previously unknown to the Company.  This website implied that the Company’s Turkish subsidiary delivers products to Iran and Syria.  The Company’s review of information concerning its Turkish subsidiary confirmed that this subsidiary has not shipped products to either Iran or Syria since August 5, 2005, does not currently ship products to either country, and does not anticipate shipping products to either country in the future.  In addition, the Turkish subsidiary has confirmed that it is aware of, and in compliance with, the Company’s global

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. Section 200.83.

policy prohibiting dealings involving Iran and Syria.  The Company has no information about the source of the incorrect information on this third party website and has instructed the website’s operator to make immediate appropriate corrections, which the operator appears to have done.

With respect to the Company’s contacts with Iran since the Company’s August 5, 2005 letter to the Commission, we believe some background will be useful to the Commission.  In a letter from the Company to the Commission dated July 18, 2005, the Company informed the Commission that some of its foreign subsidiaries had sales in Iran and identified a number of Iranian customers that had submitted purchase orders which at the time of the July 18, 2005 letter had not yet been fulfilled.  In addition, the Company identified two license agreements between one of its German subsidiaries and two customers (one of which was terminable only once per year and the other of which was terminable only once every two years).  The Company stated in this July 18, 2005 letter that these then-outstanding orders would be fulfilled by such foreign subsidiaries and that such German subsidiary would fulfill its contractual obligations under the two then-existing license agreements.  Finally, the Company’s July 18, 2005 letter stated that, aside from these then-existing obligations, the Company would cease conducting business in Iran.(1)  (In a letter dated June 28, 2005 to the Commission, the Company had expressed its belief, which the Company continues to hold, that none of these sales into Iran violated any United States or foreign law.)

In September 2005, the Company issued its global policy prohibiting all new business — even if lawful under U.S. law — involving Iran (and other state sponsors of terrorism including Syria).(2)

Iran since August 5, 2005:  The Company’s review of its Iranian contacts since August 5, 2005 identified 55 transactions involving Iranian parties.  Of these 55 transactions, 44 involved sales to Iranian customers of products such as washing detergent, plastic for packing of mirrors, pickling agents, ceramic discs for sanitary faucets, and pretreatment chemicals for corrosion protection purposes for the automotive and appliance industries; 10 involved commissions paid to sales agents relating to Iranian sales of products such as ceramic discs for sanitary faucets; and one involved an Iranian trademark application that was ultimately abandoned.  Of these 55 transactions, approximately 20 related to the outstanding obligations under the two license agreements described in the Company’s July 18, 2005 letter to the

(1)           The Company submitted its July 18, 2005 letter less than one year after it had acquired multiple businesses from a German company, Dynamit Nobel, and during the transition period when these newly-acquired businesses were in the process of implementing all of the Company’s global policies.

(2)           This policy remains in effect today and provides that “no U.S. or non-U.S. subsidiary of the Company may engage in any transaction with an embargoed country (currently, Iran, Sudan, Cuba, and Syria) or with a SDN.”(emphasis in original).  This policy also requires all of the Company’s businesses to comply with other U.S. economic sanctions and export control rules.

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. Section 200.83.

Commission.  The remaining approximately 35 transactions occurred as the Company was implementing its September 2005 global ban on trade with Iran, and many apparently related to orders that pre-dated the Company’s adoption of that policy.  In this regard, business by the Company’s foreign subsidiaries with Iran dramatically tapered off in late 2005 and ultimately ceased entirely in 2008.  Specifically:

•      between August 5, 2005 and December 31, 2005, the Company’s foreign subsidiaries had 34 transactions involving Iran;

•      in 2006, the Company’s foreign subsidiaries had 14 transactions involving Iran, most of which occurred pursuant to the two license agreements that a German subsidiary of the Company was contractually obligated to honor;

•      in 2007, the Company’s foreign subsidiaries had 4 transactions involving Iran, all under the same two license agreements that a German subsidiary of the Company was contractually obligated to honor; and

•      in 2008, the Company’s foreign subsidiaries had 3 transactions involving Iran — two under the last of the two license agreements that a German subsidiary of the Company was contractually obligated to honor, and the third concerning the ultimately abandoned Iranian trademark registration.

In this light, the Company’s global policy banning any transactions involving Iran has been fully implemented.

Finally, based on the information obtained and reviewed by the Company in response to the SEC Letter, the Company believes that none of these transactions with Iranian customers since August 5, 2005 violated U.S. or foreign law, including trade sanctions or export controls administered by the United States.  None of these transactions with Iranian customers directly or indirectly involved any U.S. person, as that term is used by the Office of Foreign Assets Control (“OFAC”), in terms of direct involvement or indirect involvement such as approving, financing, facilitating, or guaranteeing any transaction.  Instead, all of these transactions involved foreign subsidiaries of the Company acting without involvement from any U.S. person employed by or acting on behalf of the Company or any of its U.S. subsidiaries.

Syria since August 5, 2005: With respect to the Company’s business dealings with Syria since August 5, 2005, the Company’s comprehensive review of its business activities in connection with the SEC Letter identified 39 transactions with Syrian customers involving sales of products such as pigments, thickeners for architectural paint, and rubber parts for automotives.  While these transactions were not in compliance with the Company’s September 5, 2005 policy barring trade with Syria, based on the information obtained and reviewed by the Company in response to the SEC Letter, the Company believes that none of these transactions violated U.S. or foreign law, including trade sanctions administered by OFAC or U.S. export controls, and did not involve any U.S. person as that term is used by OFAC.

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* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. Section 200.83.

[*]

The Company’s global compliance measures:  Since the Company’s policy prohibiting trade with Iran and Syria went into effect in September 2005, the Company has increasingly adopted a number of measures designed to ensure compliance with this policy, including rules governing compliance with U.S economic embargoes and U.S. export controls, various screening procedures to identify prohibited trade (including with individuals and companies on OFAC’s list of specially designated nationals); and sanctions compliance training programs in eleven languages.

The Company is confident that these compliance measures are serving their purpose and that all of the Company’s subsidiaries are currently in compliance with its September 2005 global policy.  The Company’s review of its business activities in connection with the SEC Letter found that none of its subsidiaries (either directly or, to the Company’s knowledge, through any subsidiaries, joint ventures, distributors, third-party sales representatives, or other direct or indirect arrangements) was involved in any transaction involving Iran or Syria in 2010 or 2011.  Specifically, as noted above, the last transaction by one of its subsidiaries (which was foreign) and Iran was in 2008, and the last transaction involving one of its subsidiaries (which was foreign) and Syria occurred in 2009 and involved a French subsidiary that had only recently

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. Section 200.83.

been acquired by the Company. (After the Company identified this violation of Company policy, it confirmed that the transaction did not violate any law and reminded the newly acquired subsidiary about the Company’s global ban on trade with Syria.)

In submitting this letter, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission require any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Seifi Ghasemi
Chairman and Chief Executive Officer

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. Section 200.83.